June 20, 2008

VIA EDGAR SUBMISSION AND FACSIMILIE

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Aventine Renewable Energy Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 5, 2008 (“Form 10-K”)

Schedule 14A

Filed April 4, 2008 (“Proxy Statement”)

Form 10-Q for the Quarterly Period Ended March 31, 2008

Filed May 12, 2008 (“Form 10-Q”)

File No. 001-32922

Dear Mr. O’Brien:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 10, 2008 (the “Comment Letter”) regarding the above-referenced filings of Aventine Renewable Energy Holdings, Inc. (the “Company”).

Form 10-K

1.                                      We note that you have made investments in four marketing alliance partners.  In future filings, please file the related agreements as exhibits or advise us supplementally why the agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

We respectfully submit that none of the investments is material to the Company and therefore the related agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.  As noted in footnote 2 of the financial statements included in the Form

“Providing clean, renewable energy for the world”

120 N. Parkway, Pekin, Illinois 61554 • P.O. Box 1800, Pekin, Illinois 61555-1800

tel 309.347.9200 • fax 309.347.3800 • www.Aventinerei.com

10-K, the carrying value of all four investments as of December 31, 2007 was only $6 million – less than 1% of the Company’s total assets as of such date.

Proxy Statement

2.                                      With regard to the specific items of corporate performance that are evaluated, please disclose in future filings how EBITDA and stock price growth are calculated.  Also disclose the specific items of operational measures and their target levels.

We will include the requested disclosure with respect to the most recently completed fiscal year in future filings.

3.                                      In future filings, please analyze how individual roles and performance factor in to the awards you disclose.

We will include the requested disclosure in future filings.

4.                                      In future filings, please disclose the formulas used to calculate each executive officer’s award.

We will include the requested disclosure in future filings.

Form 10-Q

5.                                      We note that you reduced the carrying value of the ARS on your balance sheet by $21.6 million during your 1st quarter, which is 10% of your ARS balance as of December 31, 2007.  We have reviewed your disclosures related to your auction rate securities and note the following:

•                  In future filings, expand your disclosures to included the key terms of the auction rate securities.  For example, disclose maturity dates, auction reset provisions, and interest rate provisions.

•                  You have indicated that at December 31, 2007, your auction rate securities were classified as “available for sale” under SFAS 115.  However, it does not appear that disclosures required by SFAS 115 have been presented.  In this regard, please expand your future filings to present the disclosures required by paragraphs 19-21 of SFAS 115.

•                  You disclose that you reduced the carrying value of your ARS by using an internally prepared valuation model based upon discounted cash flows using the best available, comparable external data points and other judgmental adjustments where considered appropriate.  You further disclose that the model’s assumptions include a discount factor and estimated weighted average life of the securities.  In your future filings, please expand your disclosures to provide a clear and thorough discussion of each of the factors used in your model.  Explain the specific nature of the “external data points” and “other judgmental adjustments” and discuss all significant underlying assumptions.

•                  Please provide us and disclose in future filings, a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions used in your model.

•                  We note you disclose on page 22 of your Form 10-K that you have experienced multiple failed auctions, beginning on February 8, 2008.  Please consider disclosing the number and dollar value of the failed auctions.

As noted in our Current Report on Form 8-K filed on June 13, 2008, on such date we sold all $127.2 million par value of our remaining auction rate securities for approximately $97.1 million in cash.  We will disclose the material terms of the sales transaction in our next Quarterly Report on Form 10-Q.  In light of the sale, however, we do not believe that the specific requested disclosures regarding ongoing valuation, sensitivities and presentation continue to be relevant.

***

If you have any questions regarding our responses, please do not hesitate to call the undersigned at (309) 347-9354.

Sincerely,

/s/ Ajay Sabherwal
Ajay Sabherwal.